Exhibit 99.1

Co-operative Insurance Companies Selects Sapiens ReinsurancePro and FinancialPro

Enhanced solutions will improve efficiency, expand capabilities and better serve members

April 19, 2021 -- Sapiens Americas, a wholly owned subsidiary of Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced that Co-operative Insurance Companies, which offers insurance protection for farms, homes, autos and business in Vermont and New Hampshire, has selected Sapiens ReinsurancePro and FinancialPro solutions to transform its financial & compliance and reinsurance systems.

Co-op is implementing Sapiens advanced insurance solutions to help manage the increasing volume and complexity of its insurance strategy – quickly and accurately. Co-op turned to their trusted partner Sapiens for a solution that would solve two primary pain points – speed and accuracy. Their current, spreadsheet driven process for reinsurance administration is very manual, which can be prone to error and a poor allocation of resources.

“Co-op has used Sapiens Financial GO product for years. The upgrade to FinancialPro will allow us to further automate our accounting process and expand our financial reporting capabilities,” said Tamaron Loger, Vice President Finance of Co-operative Insurance Companies. “We have faith that the addition of Sapiens ReinsurancePro will streamline our reinsurance tasks, improve our efficiencies and expand our capabilities.”

Sapiens ReinsurancePro’s strong automation and highly transparent, efficient platform will provide auditable processing, manage complex reinsurance transactions and quickly respond to new offerings. Created and designed for the re-insurance market by some of the industry’s leading experts, ReinsurancePro manages the entire range of reinsurance contracts and activities for all lines of business. Sapiens’ cloud-based solution is in line with Co-op’s corporate directive to have as many systems hosted in the cloud as possible, especially when it makes sense from a cost perspective. More than 100 insurers worldwide use Sapiens’ reinsurance solutions.

Sapiens FinancialPro is accounting software designed for insurers to meet their unique requirements for cashflow, statutory and GAAP reporting, as well as unique allocation and consolidation needs. It handles multi-basis accounting, inter-company transactions and facilitates the speed and accuracy of financial reporting. Sapiens insurance experts assist carriers in collecting and reporting information they need to expedite all regulatory processes.

“Co-op was seeking an updated financial solution and a streamlined reinsurance administration system. One of Sapiens’ differentiators is our ability to meet the end-to-end needs of our clients, and the pre-integration between our offerings is attractive to insurers looking to transform their business processes,” said Roni Al-Dor, Sapiens president and CEO. “We are very pleased to empower Co-op in their quest for full financial control of their accounting and reinsurance processes.”

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. Sapiens offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to more than 600 organizations globally, Sapiens has a proven ability to satisfy customers’ core systems, data and digital requirements. For more information: www.sapiens.com.

About Co-operative Insurance

Co-op has been building relationships and trust, one member, one neighborhood, one town at a time for a century. Co-op serves members through one of the largest networks of locally based agents in the region. Their agents are on the ground in more than 110 offices, providing the highest levels of personal attention, loss prevention expertise and fast, fair claims service. For more information: www.co-opinsurance.com.

Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com

www.sapiens.com